AB Bond Fund, Inc. the Fund
811-02383

Exhibit 77M


Effective November 10, 2017, AB Government Money
Market Portfolio, a series of the AB Fixed-Income
Shares, Inc., completed the acquisition of the assets and assumption of the liabilities of each of the AB
Government Exchange Reserves and AB
Government Reserves Portfolio, a series of the Fund.